Höganäs

Date/Datum: February 8, 2002

Our ref./Unser Zeichen: CL/bh

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

02015723

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

02 MAR -6 AM 8:14

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

dlw 3/7

Encl. Year End Report 2001

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Executive Group +46 42 33 80 80

Telefax
+46 42 33 83 60

Telex
72368 HBADMS



Höganäs AB Year End Report 2001

Rule 12g3-2(b)
File No. 82-3754

2001

Höganäs AB (publ)
Year End Report 2001

Highlights

• Net sales	3,245 Mkr	+6%
• Operating income	334 Mkr	-46%
• Operating margin	10.3%	(20.1)
• Equity/assets ratio	40%	(51)
• Proposed dividend SEK	4.50/share	(4.50)
• Earnings per share, SEK	6.00	(14.20)

Market situation

Höganäs' turnover in 2001 increased by 6% to MSEK 3 245 (3 070). The weakening of the Swedish krona compared to the previous year corresponds to a 9% increase in the Group's turnover. Sales on all markets declined during the fourth quarter. This was particularly true of December, when the automotive industry substantially prolonged its production shutdown over the Christmas holidays. As a result, iron powder sales in Europe fell by 27% during that month.

The volume of sales during the year (excluding semis) including acquisitions, was 6% less than in 2000. Volume diminished by 6% in Europe, and by 5% in Japan. In the rest of Asia volumes decreased by 13%.

Press powders recorded a total decrease in volume of 7%. The decrease on European markets was 4%, and on the Japanese market 5%. Volumes on other Asian markets fell by 17%. This included drops of 22% for Taiwan, 11% for South Korea and 18% for China.

As of 2001, powders sold for chemical-metallurgical and welding powders have been amalgamated under the heading of other iron powders. Together, these account for about 15% of Höganäs' turnover. The volume of other iron powders fell by 3%. Deliveries to Europe were down by 15%, while the volume sold to Asia fell by 1%. Sales of Coldstream powders rose by 9%.

Financial position

Operating income amounted to MSEK 334 (618) for 2001. Reduced production volumes and higher depreciation have increased the total production cost per ton, which has had an adverse effect on operating income. In addition, the result for the fourth quarter was affected by items affecting comparabilities amounting to MSEK 117; the largest ones were the writedown of Pyron's atomizing line and retroactive customs assessment of Höganäs India Ltd for the years 1991-2001. Operating profit exclusive of items affecting comparabilities was MSEK 451 (588).

Other operating income and expenses included a net exchange loss of MSEK 108 (-41) on forward contracts. The operating margin for the year was 10.3% (20.1). Exclusive of forward contracts and items affecting comparabilities, the operating margin was 17.2% (20.5).

The net result of the Group's financial income and expenses was MSEK –39 (-24). The cash flow for the year amounted to MSEK -735 (+66). In addition, Höganäs paid MSEK 120 to buy back its own shares.

Income before taxes amounted to MSEK 295 (844) a decrease of MSEK 549. This year's increase in items affecting comparabilities and last year's sale of the Hoeganaes Corporation shares explain a reduction of the result between the years of MSEK 384.

The equity-assets ratio amounted to 40% (51).

Acquisitions

In March Höganäs acquired the outstanding 22% of the shares in Höganäs Belgium S.A. In addition, Höganäs has acquired a further 40% of Höganäs India Ltd as a result of an offer to shareholders in that company. Höganäs' stake now amounts to 91%.

Investments

Investments in fixed assets by the Group during 2001 amounted to MSEK 936 (435). These investments referred mainly to the construction of the world state-of-the-art iron powder production plant in Stony Creek, USA, and to expansion of capacity at the Powder and Distaloy Plants in Höganäs. After the two last years of carried out investments Höganäs now stands extremely well prepared for growth.

Finance

The Group's net debt increased by MSEK 994 during the year. This was mainly accounted for by investments in Stony Creek, buyback of shares and the currency effects of a weaker Swedish krona. The debt-equity ratio at the end of the year amounted to 95%.

Parent Company

Invoicing by the Parent Company in 2001 amounted to MSEK 2 126, including MSEK 968 invoiced to Group companies. Income after financial income and expenses was MSEK 374 (770). Cash & Bank at 31 December 2001 totalled MSEK 17 (21), not counting unutilized overdraft facilities. Investments totalled MSEK 183 (253).

Buyback of own shares

At the Annual General Meeting in 2001 the Board was authorized to acquire and divest B-series shares in the company during the period up to the 2002 Annual General meeting, which meant that Höganäs was enabled to buy back about 6.4% of the total number of shares in the company.

Since the 2001 Annual General Meeting Höganäs has bought back only 25 000 shares at an average price of SEK 154, a total of approximately MSEK 3.9. The company already held 571 600 of its own shares. This means that the total holding at the end of the year amounts to 596 600 B-series shares or about 1.7% of the total number of shares.

The Board has decided to ask the Annual General Meeting in May 2002 to prolong the previously granted authorization on the same terms until the 2003 Annual General Meeting.

Dividend

The Board of Directors recommends that the Annual General Meeting approve a dividend payment of SEK 4.50 per share (4.50).

Outlook

The state of the market for 2002 is still very difficult to assess. Production volumes in the North American automotive industry are expected to remain unchanged, while a decline is foreseen in the rest of the world. Organic growth is judged to be positive. Market shares in North America will increase. Taken together, these factors are expected to result in a volume growth. Plans of action already initiated and hedging of currency flows will have favourable effects on the profit. Income before taxes in 2002 is predicted to be better than in 2001.

Höganäs, 31 January 2002

The Board of Directors

Volume development (ton) per application area and market

Markets	PressPowder			Other Iron Powder[3]			Coldstream Powder[4]		
	Q1-4	Q4[1]	12months[2]	Q1-4	Q4[1]	12months[2]	Q1-4	Q4[1]	12months[2]
Europe	98400	-16%	- 4%	26000	-21%	-15%	4810	- 11%	+ 1%
Japan	29600	-13%	- 5%	11300	- 3%	- 6%	390	+ 1%	+ 1%
Asia (excl. Japan)	42600	-13%	-17%	14400	- 1%	- 1%	1290	- 5%	+ 6%
Others[5]	36200	-16%	- 3%	19800	+1%	+18%	1130	- 15%	+79%
Totally[5]	**206800**	**-15%**	**- 7%**	**71500**	**- 9%**	**- 3%**	**7620**	**- 10%**	**+9%**

[1] %-change compared with corresponding quarter previous year [2] %-change rolling 12-months [3] excl. semifinished powders
[4] From August 2000 Powdrex is included [5] From April 2000 Pyron is included.

Consolidated income statements, MSEK

	2001	2000
Net sales	**3,245**	3,070
Cost of sales	**- 2,246**	- 2,066
Gross profit	**999**	**1,004**
Selling expenses	**- 203**	-174
Administrative expenses	**- 139**	- 120
R&D expenses	**- 115**	- 92
Items affecting comparabilities	**- 117**	30
Other income	**2**	27
Other expenses	**- 93**	- 57
Operating income	**334**	**618**
Share of associates' profit	**-**	250
Financial income	**19**	12
Financial expenses	**- 58**	- 36
Income before tax	**295**	**844**
Taxes	**- 85**	- 320
Minority share	**- 1**	- 4
Net income	**209**	**520**
Operating margin,%	**10.3**	20.1
Earnings per share, SEK (after actual tax)	**6.00**	14.20

Consolidated balance sheets, MSEK

	31 Dec 2001	31 Dec 2000
Intangible assets	**207**	172
Tangible assets	**2,794**	2,076
Financial assets	**92**	35
Inventory	**697**	629
Short-term receivables	**540**	592
Cash and bank	**78**	78
Total assets	**4,408**	**3,582**
Shareholders' equity	**1,744**	1,798
Minority interests	**6**	36
Interest-bearing liabilities	**1,739**	745
Non interest-bearing liabilities	**919**	1,003
Total shareholders' equity and liabilities	**4,408**	**3,582**
Equity/assets ratio	**40%**	51%

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information during 2002:

- Annual report in mid-March
- Interim report for first quarter on 15 April
- Interim report for first six months on 12 July
- Interim report for first nine months on 15 October

The Annual General Meeting will be held on 7 May.


Net sales, MSEK

2500
2000
1500
1000
500
0
1997
1998
1999
2000
2001


Income before taxes, MSEK

500
400
300
200
100
0
1997
1998
1999
2000*
2001

* Excl. sales of HC-shares

Consolidated Quarterly data	Oct - Dec		July - Sept		April - June		Jan - March	
MSEK	2001	2000	2001	2000	2001	2000	2001	2000
Net sales	**779**	828	805	753	851	790	810	699
Operating expenses	**- 765**	- 615	- 643	- 577	- 668	- 577	- 630	- 522
Depreciation	**- 49**	- 45	- 53	- 42	- 53	- 39	- 50	- 35
Operating income	**- 35**	168	109	134	130	174	130	142
Income before tax	**- 37**	159	97	126	117	407	118	152
Net income	**- 26**	122	70	89	83	205	82	104
Operating margin, %	**- 4.5**	20.3	13.5	17.8	15.3	22.0	16.0	20.3
Key indicators								
Earnings per share, SEK	**- 0.80**	3.50	2.00	2.50	2.40	5.50	2.40	2.70
Equity, SEK/share	**50.50**	51.10	51.50	47.80	49.60	46.10	51.50	51.10
Number of shares, 1000's	**34,502**	35,198	34,527	35,198	34,527	35,635	34,527	38,250
Number of shares, average 1000's	**34,515**	35,198	34,527	35,417	34,527	36,943	34,862	38,250

Consolidated Cash Flow analysis, MSEK	2001	2000
Cash flow before change in working capital	**415**	685
Change in working capital	**- 149**	62
Acquisitions	**- 70**	- 543
Disposals	**-**	308
Net investments	**- 923**	- 476
Change in long-term receivables, provisions and liabilities	**- 8**	30
Operative cash flow	**- 735**	66
Buy back of own shares	**- 120**	- 420
Dividend	**- 155**	- 153
Change in financing	**994**	473
Translation difference and others	**16**	3
Change in liquid funds	**0**	- 31

Changes in shareholders' equity, MSEK	2001	2000
Balance brought forward	**1,798**	1,848
Net income	**209**	520
Buy back of own shares	**- 120**	- 420
Dividend	**- 155**	- 153
Translation difference	**12**	3
Balance carried forward	**1,744**	1,798
Return on shareholders' equity	**11.8%**	23.8%

Höganäs

Höganäs AB (publ), 263 83 Höganäs
Telephone +46 42 33 80 00,
Telefax +46 42 33 83 60
www.hoganas.com